UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Golden Star Resources Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

38119T

(CUSIP Number)

Riccardo Marsili

La Mancha Holding S.à r.l.

31-33, Avenue Pasteur

L - 2311 Luxembourg

Grand Duchy of Luxembourg

Tel: +352 27 44 94 12

With copies to:

Rob Mathews

White & Case LLP

5 Old Broad Street

London, United Kingdom

EC2N 1DW

Tel: +44 (0207) 532 1429

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 25, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): La Mancha Holding S.à r.l.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK; WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,210,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 163,210,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,210,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Marchmont Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,210,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 163,210,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,210,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 38119T

1.	Name of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only): Yousriya Nassif Loza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Egypt

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 163,210,500

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 163,210,500

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 163,210,500

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.0%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer

This Schedule 13D relates to shares of common stock, no par value (the “Issuer Common Stock”), of Golden Star Resources Ltd., a corporation existing under the federal laws of Canada (the “Issuer”).  The principal executive offices of the Issuer are located at 150 King Street West, Sun Life Financial Tower, Suite 1200, Toronto, Ontario, M5H 1J9, Canada.

Item 2. Identity and Background

(a)         This Schedule 13D is filed by La Mancha Holding S.à r.l. (the “Investor”), a corporation existing under the laws of Luxembourg, Marchmont Limited (“Marchmont”), a Cayman Islands exempted company, and Mrs. Yousriya Nassif Loza, a citizen of Egypt.

Each of the Investor, Marchmont and Mrs. Yousriya Nassif Loza is referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons.”  The Reporting Persons have entered into a joint filing agreement, dated October 2, 2018, a copy of which is attached as an exhibit to this Schedule 13D. Each of the Reporting Persons disclaims beneficial ownership in all shares of the Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. This filing shall not be deemed an admission that any of the Reporting Persons constitute a “group” for purposes of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934, as amended.

The Investor is managed by a board of managers, which is currently composed of four managers. Marchmont has a board of directors, which is currently composed of two directors and four alternate directors. The name, present principal occupation and citizenship of each manager of the Investor and of each director and alternate director of Marchmont as of the date of this filing (the “Covered Individuals”) is set forth below.

Name of Covered Individual	Present Principal Occupation of Covered Individual	Citizenship of Covered Individual

La Mancha Holding S.à r.l.
Mrs. Wafaa Sayed Latif Mobarak	Manager	Egypt
Mr. Naguib Sawiris	Manager	Egypt, USA
Mr. Fabio Ceccarelli	Manager	Italy
Mr. François Bourgon	Manager	France
Marchmont Limited
Mr. Roger Mark Bolan	Director	United Kingdom
Mrs. Wafaa Sayed Latif Mobarak	Director	Egypt
Mr. Niall James Paterson Husbands	Alternate Director	United Kingdom
Mrs. Sarah Mercury	Alternate Director	United Kingdom
Mr. Ian Noel Rumens	Alternate Director	United Kingdom
Mr. Ayman Mohamed El Tayeb Mohamed Soliman	Alternate Director	Egypt

(b)         The principal business address of the Investor and its managers is 31-33, Avenue Pasteur, L - 2311 Luxembourg, Grand Duchy of Luxembourg.

The principal business address of Marchmont and its directors is 190 Elgin Avenue, George Town, Grand Cayman, KY1- 9005, Cayman Islands.

The address of Mrs. Yousriya Nassif Loza is 2005A Nile City Towers — South Tower, Corniche El Nile, Ramlet Beaulac, 11221 Cairo, Egypt.

(c)          The Investor is a privately held international gold company with investments in Endeavour Mining and Evolution Mining, having operations in West Africa (Mali, Burkina Faso and Côte d’Ivoire) and Australia, respectively.  The Investor was taken private in 2012 by the Sawiris family.  Mrs. Yousriya Nassif Loza owns all of the issued and outstanding shares of Marchmont, the holding company of the Investor.  The present principal occupation of each of the Covered Individuals is set forth in Item 2(a) above.  Mrs. Loza is the mother of Mr. Naguib Sawiris.

(d)         During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Covered Individuals, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Covered Individuals, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The place of organization of each of the Reporting Persons and the citizenship of each of the Covered Individuals is set forth in Item 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration

On September 25, 2018, the Investor acquired beneficial ownership of 163,210,500 common shares of the Issuer Common Stock from the Issuer (the “Acquisition”) pursuant to the terms and conditions of the Subscription Agreement, dated August 1, 2018, between the Issuer and the Investor (the “Subscription Agreement”).  Pursuant to the terms of the Subscription Agreement, the Issuer is required to issue from treasury and sell to the Investor 163,210,500 common shares at a purchase price per share of $0.77 for a total purchase price equal to $125,672,085.

Upon the satisfaction of the terms and conditions of the Subscription Agreement and the closing of the Acquisition on October 1, 2018 (the “Closing Date”), the Investor paid the Issuer aggregate consideration of $125,672,085 in cash.  The source of funds for the Acquisition was cash on the Investor’s balance sheet available for investment and, as more fully described in Item 6 below, proceeds from a loan facility pursuant to the Loan Documentation (as defined below).

The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Subscription Agreement and the form of Loan Agreement (as defined below), a copy of each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

The information set forth in Item 6 of this Schedule 13D is incorporated herein by reference.

Item 4. Purpose of Transaction

The Investor acquired beneficial ownership of the shares of the Issuer Common Stock for investment purposes and intends to review their investment in the Issuer on a continuing basis. From time to time and at any time in the future, the Reporting Persons may, subject to the restrictions contained in the Investor Rights Agreement (as defined below), including the Standstill Period (as defined below) and transfer limitations discussed in Item 6 below, take such actions with respect to their investment in the Issuer as they deem appropriate. These actions may include: (i) acquiring additional Voting Shares (as defined below) and/or other equity, debt, notes, other securities or derivative or other instruments of the Issuer that are based upon or relate to the value of the shares of the Issuer Common Stock or the Issuer (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to their Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D. In determining whether to carry out any of the above-mentioned actions, the Reporting Persons may consider factors such as, among other things, the terms of the Investor Rights Agreement, including the thresholds of beneficial ownership needed to maintain such terms, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the shares of the Issuer Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions.

Other than as described in this Schedule 13D, none of the Reporting Persons has any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, subject to the Investor Rights Agreement, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals and may seek to influence the Board or management of the Issuer with respect to the business and affairs of the Issuer and may from time to time consider pursuing or proposing such matters with advisors, the Issuer or other persons.

On August 1, 2018, concurrently with the Acquisition, the Investor entered into the Investor Rights Agreement with the Issuer (the “Investor Rights Agreement”). As discussed in more detail in Item 6 below, the Investor Rights Agreement grants the Investor certain anti-dilution, board nomination and qualification rights, while limiting the ability of the Investor to transfer and acquire common shares of the Issuer Common Stock and to take certain actions relating to the Issuer for two years.

Board Nomination Rights

From and after the Closing Date, the Investor will be entitled to designate a number of individuals which is proportionate to its and its affiliates’ ownership interest in the Issuer Common Stock, rounded down to the nearest whole number (each an “Investor Nominee”), to be nominated for election to serve as directors of the Issuer. Notwithstanding the foregoing, the Investor’s minimum entitlement to representation on the board of directors of the Issuer (the “Board”) will be:

•                  if it and its affiliates own 25% or more of the outstanding common shares of the Issuer Common Stock or other voting shares or equity shares of the Issuer (collectively, “Voting Shares”), three Investor Nominees;

•                  if it and its affiliates own 17.5% or more, but less than 25% of the outstanding Voting Shares, two Investor Nominees; and

•                  if it and its affiliates own 10% or more, but less than 17.5% of the outstanding Voting Shares, one Investor Nominee.

As of the Closing Date, the Board will consist of 10 directors, two of whom are Investor Nominees.  The Issuer has agreed that at the next following annual meeting of shareholders it will increase the size of the Board to 11 directors, up to three of whom shall be Investor Nominees in accordance with the Investor Rights Agreement, depending on the Investor’s and its affiliates’ ownership interest at that time.  Following such designation, the Investor Nominees may, in such capacity, have influence over corporate activities of the Issuers, including activities which may relate to items described in sub paragraphs (a) through (j) of Item 4 of Schedule 13D.

From and after the Closing Date, for so long as the ownership interest of the Investor and its affiliates in the Issuer Common Stock is 20% or more, the Investor will be entitled to have one Investor Nominee on each committee of the Board, other than the audit committee.

The Investor’s nomination rights will terminate and be of no further force or effect, without any act or formality, if the ownership interest of the Investor and its affiliates in the Issuer Common Stock is less than 10% at any time.

The foregoing description of the Investor Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

The information set forth in Items 3 above and 6 below is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a)         The Investor is the beneficial owner of 163,210,500 common shares, or approximately 30.0% of the Issuer Common Stock issued and outstanding (on a non-diluted basis) after giving effect to the Acquisition.

Marchmont, as the sole shareholder of the Investor, may be deemed to have voting and dispositive power with respect to the common shares of the Issuer Common Stock beneficially owned by the Investor.  As such, Marchmont may be deemed the indirect beneficial owner of 163,210,500 common shares, or approximately 30.0% of the Issuer Common Stock issued and outstanding (on a non-diluted basis) after giving effect to the Acquisition.

Mrs. Yousriya Nassif Loza, as the sole shareholder of Marchmont may be deemed to have voting and dispositive power with respect to the common shares of the Issuer Common Stock beneficially owned by the Investor.  As such, Mrs. Yousriya Nassif Loza may be deemed the indirect beneficial owner of 163,210,500 common shares, or approximately 30.0% of the Issuer Common Stock issued and outstanding (on a non-diluted basis) after giving effect to the Acquisition.

Each of the Reporting Persons disclaims beneficial ownership in all shares of the Issuer Common Stock reported herein, except to the extent of the Reporting Person’s respective pecuniary interest therein. All share percentage calculations in this Schedule 13D are based on 380,824,555 common shares of the Issuer Common Stock issued and outstanding as of July 31, 2018, as reported in the Issuer’s Management’s Discussion and Analysis for the three and six months ended June 30, 2018 filed as Exhibit 99.1 to the Issuer’s Form 6-K filed with the U.S. Securities and Exchange Commission on August 1, 2018.

(b)         See rows 7-10 of each cover page for information regarding the power to vote or direct the vote and the power to dispose or direct the disposition of the shares of the Issuer Common Stock by the Reporting Persons, incorporated herein by reference.

(c)          Except as disclosed in this Schedule 13D, the Reporting Persons and, to the Reporting Persons’ knowledge, the Covered Individuals have not effected any transactions in the Issuer Common Stock during the past 60 days.

(d)         No persons other than the Reporting Persons have the right to receive, or the power to direct the receipt of dividends from, the proceeds from the sale of the shares to which this Schedule 13D relates.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Anti-Dilution and Top-Up Rights

Commencing on the Closing Date, and subject to the Acquisition closing in accordance with the terms and subject to the conditions contained in the Subscription Agreement, if the Issuer proposes or becomes obligated to issue Voting Shares, or any securities convertible into Voting Shares or entitling the holder thereof to acquire Voting Shares (collectively, “Convertible Securities”), with certain limited exceptions), the Investor has a purchase right that permits it to purchase Convertible Securities for cash at a price per share equal to the issue price, as described in the Investor Rights Agreement (the “Anti-dilution Right”).  The Anti-dilution Right will terminate after any time the ownership interest of the Investor and its affiliates in the Issuer Common Stock is less than 10%.

The Issuer has also granted the Investor a top-up right whereby, if the ownership interest of the Investor and its affiliates decreases by an aggregate of 5% or more of the outstanding Voting Shares as a result of certain issuances of Voting Shares, the Investor will have the right to subscribe for such number of Voting Shares as will enable the Investor and its affiliates to maintain the same ownership interest that the Investor and its affiliates would have had if the Issuer had not issued such Voting Shares.

Registration Rights

On or prior to the second anniversary of the date of the Investor Rights Agreement and until the date on which the Investor and its affiliates cease to hold 10% or more of the outstanding Voting Shares, the Issuer will use commercially reasonable efforts to continually maintain available and effective for the resale of Voting Shares, (i) in Canada, a base shelf prospectus, and (ii) in the United States, a short-form registration document.

The Investor Rights Agreement also provides that the Investor has the right to demand (the “Demand Registration”) that the Issuer, as soon as practicable and in any event within 45 days, file prospectus supplements with applicable Canadian and United States securities regulatory authorities, qualifying for distribution in Canada and the United States all or any portion of the Investor’s and its affiliates’ Voting Shares.

In addition, the Investor Rights Agreement provides the Investor with the right to require the Issuer to include the Voting Shares held by the Investor and its affiliates in any future public offerings undertaken by the Issuer by way of prospectus or prospectus supplement that it may file with applicable Canadian and United States securities regulatory authorities.

The Issuer will not be required to effect more than two Demand Registrations in any 12-month period, or to effect a Demand Registration within 90 days following the closing of any other Demand Registration. The Issuer will also not be required to effect a Demand Registration, unless the aggregate value of securities to be qualified shall exceed US$15 million. The Issuer may defer a Demand Registration until the end of any period during which trading in securities is otherwise restricted and for a period of no more than 30 days thereafter, provided that such deferral does not exceed 90 days.

Restrictions on Dispositions

The Investor Rights Agreement restricts the ability of the Investor to sell, transfer or otherwise dispose, directly or indirectly, all or any portion of the Voting Shares or Convertible Securities beneficially owned by the Investor or its affiliates until the earlier of (i) two years following the Closing Date and (ii) such time as the ownership interest of the Investor and its affiliates in the Issuer Common Stock is less than 10%, without the prior written consent of the Issuer, subject to certain exceptions.

Following the restricted period set forth above, there will be no restriction on any sale, transfer or other disposition of Voting Shares or Convertible Securities owned by Investor or its affiliates, provided, however, that:

•                  in the case of a sale through the facilities of any stock exchange at a time when the Investor’s ownership interest is 10% or more, the Investor must dispose of such Voting Shares or Convertible Securities in a manner that does not disrupt orderly trading in such securities. The Investor may, on any trading day, sell a number of Voting Shares or Convertible Securities that is less than 20% of the average daily trading volume of the Voting Shares or Convertible Securities, as applicable, on the applicable stock exchange for the five preceding trading days; and

•                  until the fourth anniversary of the closing of the Acquisition, if the Investor and its affiliates desire to dispose of 10% or more of the Voting Shares, the Investor will first give written notice thereof to the Issuer, specifying the minimum cash price which the Investor and its affiliates are prepared to accept pursuant to the sale of such Voting Shares, after deducting commissions, and the Issuer will thereupon have the right for a period of 10 business days thereafter to designate the purchaser(s) of such Voting Shares (such purchaser(s) to be acceptable to the Investor, acting reasonably) at such minimum price, failing which the Investor will thereafter be free to sell such Voting Shares at a price no less than such minimum cash price for a period of 90 days thereafter.

Standstill Obligations

Under the Investor Rights Agreement, Investor agreed to certain “standstill” obligations in effect until the earlier of (i) two years following the Closing Date and (ii) such time as the ownership interest of the Investor and its affiliates in the Issuer Common Stock is less than 10%, without the prior written consent of the Issuer (the “Standstill Period”), subject to certain exceptions.

During the Standstill Period, the Investor and its affiliates will be restricted from effecting or proposing (or publicly disclosing any intention to effect or propose) certain matters including to: (a) acquire any Voting Shares or Convertible Securities or right or options to acquire any Voting Shares or Convertible Securities, if following such acquisition, the Investor and its affiliates would own more than 30% of the issued and outstanding Voting Shares; (b) complete any take-over bid, exchange offer, tender offer or similar transaction for any securities of the Issuer and/or any of its affiliates, if following the completion thereof, the Investor and its affiliates would own more than 30% of the issued and outstanding Voting Shares; (c) “solicit”, or participate or join with any person (other than the Issuer) in the

“solicitation” of, any “proxies” (as such terms are defined in the Securities Act (Ontario, Canada)) to vote; and (d) enter into any arrangements with respect to, or act as a financing source for, any of the foregoing actions.

Termination of Restrictions on Dispositions and Standstill

The aforementioned restrictions on dispositions and standstill provisions in the Investor Rights Agreement will terminate and cease to be of any force and effect:

(1)                                 as and from the date of public announcement or disclosure of commencement of: (a) a take-over bid, which if completed would result in the acquisition of 50% or more of the Voting Shares by any person or group of persons (other than the Investor and its affiliates) that the Board has determined is reasonably likely to be consummated in accordance with its terms; or (b) any merger, asset purchase and sale or other business combination transaction or other extraordinary transaction involving or relating to the Issuer or any of its affiliates, which if completed would result in (A) the Issuer’s shareholders holding less than 50% of the equity securities of the resulting company, or (B) all or substantially all of the Issuer’s assets (on a consolidated basis) being sold to any person or group (other than the Investor or any of its affiliates); until the earlier of the completion, or termination or abandonment, of the aforementioned transactions (subject to certain exceptions); and

(2)                                 as and from: (a) the date that a Strategic Investor (as such term is defined in the Investor Rights Agreement) purchases or agrees to purchase any Voting Shares or Convertible Securities directly from the Issuer, unless the acquisition of such Voting Shares or Convertible Securities, if completed, would result in the Strategic Investor and any affiliates thereof owning less than 10% of the outstanding Voting Shares (calculated on an fully diluted basis); or (b) if at any time prior to the earlier of the fourth anniversary of the closing of the Acquisition, and the date upon which the Investor’s ownership interest falls below 10%, the Issuer or any of its affiliates enters into any new stream, royalty, off-take or other commodity-based financing, unless (i) the purchase or agreement to purchase by the Strategic Investor contemplated in (a) above, or (ii) the stream, royalty, off-take or other commodity-based financing contemplated in (b) above, was approved by the Board (including the approval of at least one Investor Nominee who is a member of the Board at such time).

Loan Facility

The Investor, as borrower and initial security provider, and La Mancha Africa Holding Ltd, as additional security provider (“LMAH”), entered into a Loan Agreement dated September 25, 2018, in the form attached as an exhibit to this Schedule 13D (as amended from time to time, the “Facility Agreement”) with ICBC Standard Bank Plc, as original lender and security, facility and calculation agent (“ICBC” or the “Lender”).  In connection with the Facility Agreement, among other things, (i) the Investor entered into a Cash and Securities Accounts Security Agreement or any other document evidencing or creating security over any asset of an obligor to secure any obligation of any obligor under the Finance Documents (as defined below) dated September 28, 2018, with ICBC (the “Security Document”); (ii) the Investor entered into a Structuring Fee Letter dated September 25, 2018, with ICBC (the “Structuring Fee Letter”); (iii) the Investor entered into an Initial Golden Star Custody Agreement dated September 28, 2018, with ICBC (the “Initial Custody Agreement”); (iv) LMAH entered into an Alternative Share Custody Agreement dated September 28, 2018 with ICBC (the “Alternative Share Custody Agreement”); and (v) LMAH will enter into a Subsequent Custody Agreement with La Mancha Star Investments S.à r.l. and ICBC (the “Subsequent Custody Agreement,” and together with the Initial Custody Agreement and the Alternative Share Custody Agreement, the “Custody Agreements” and together with the Facility Agreement, the Security Document, the Structuring Fee Letter, the Custody Agreements, and any borrowing notice and each agreement or instrument delivered pursuant to the foregoing or pursuant to the security interests and collateral granted in accordance with the foregoing, the “Loan Documentation”).

Pursuant to the Security Document, the Investor’s obligations under the Facility Agreement will be secured by a pledge of a basket of shares owned by the Investor or LMAH, initially consisting of shares of Issuer Common Stock and shares of another corporate entity (the “Alternative Shares”). As of the Closing Date, the Investor will have pledged approximately all of the shares of Issuer Common Stock it owns and LMAH will have pledged a specified amount of the Alternative Shares (the “Pledged Shares”).

The loans under the Facility Agreement mature on or about January 5, 2021, subject to any mutually agreed extension. Upon the occurrence of certain events that are customary for these type of loans, the Lender may exercise its rights to require the Investor, or any successors, assignees or transferees, to pre-pay the loan proceeds or post additional collateral, and the Lender may exercise its rights to foreclose on, and dispose of, the Pledged Shares and other collateral, in each case, in accordance with the Loan Documentation.

The foregoing description of the Investor Rights Agreement and the Loan Agreement does not purport to be complete and is qualified in its entirety by reference to the Investor Rights Agreement and the form of Loan Agreement, a copy of each of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Pursuant to Rule 13d-1(k) under the Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto, a copy of which is attached hereto as an exhibit and is incorporated herein by reference.

The information set forth in Item 4 above is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

1                 Joint Filing Agreement, dated October 2, 2018, between the Investor, Marchmont and Yousriya Nassif Loza.

2                 Subscription Agreement, dated August 1, 2018, between Golden Star Resources LTD. and the Investor (incorporated by reference to exhibit 99.2 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 10, 2018).

3                 Investor Rights Agreement, dated August 1, 2018 between Golden Star Resources LTD. and the Investor (incorporated by reference to exhibit 99.3 to the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the SEC on August 10, 2018).

4                 Form of Loan Agreement*.

* Confidential treatment has been requested for portions of this document. The omitted portions of this document have been filed with the Commission as required by Rule 24b-2 under the Securities Exchange Act of 1934, as amended.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 2, 2018

La Mancha Holding S.à r.l.

By:	/s/ Fabio Ceccarelli
Name:	Fabio Ceccarelli
Title:	Manager

Marchmont Limited

By:	/s/ Wafaa Sayed Latif Mobarak
Name:	Wafaa Sayed Latif Mobarak
Title:	Director

Yousriya Nassif Loza

By:	/s/ Yousriya Nassif Loza
Name:	Yousriya Nassif Loza